Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2008	2007
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(774)	$(11,955)
Additions:
Income tax expense (recovery)	4,942	(3,398)
Minority interest in income of consolidated subsidiaries	6,261	14,873
Fixed charges, as shown below	15,433	13,867
Distributions received from equity-method investees	68
	26,704	25,342
Subtractions:
Equity in income of investees	290	135
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges
	290	135

Earnings as adjusted	$25,640	$13,252
Fixed charges:
Interest on indebtedness, expensed or capitalized
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized
Interest within rent expense
Total fixed charges	$15,433	$13,867
Ratio of earnings to fixed charges	1.66	N/A

Deficiency of earnings to fixed charges	N/A	$615